Amy Latkin Vice President and Senior Counsel w: 212.224.1840 amy.latkin@mutualofamerica.com

April 1, 2025

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington DC 20549

Attn: Ms. Lisa Larkin

Re: Comments on Post-Effective Amendment No. 70 under the Securities Act of 1933 and No. 71 under the Investment Company Act of 1940 (the “1940 Act”) to the Registration Statement on Form N-1A, filed with the Securities and Exchange Commission (the “Commission”) on February 13, 2025 (the “MoA Funds Registration Statement”) of MoA Funds Corporation (fka Mutual of America Investment Corporation) (File Nos. 033-06486 and 811-05084) (the “Registrant”)

Dear Ms. Larkin:

On behalf of the Registrant, set forth below are responses to comments you provided by telephone to me and my colleague, Brie Steingarten, on March 28, 2025, concerning the MoA Funds Registration Statement.

Set forth below are your comments with the Registrant’s response immediately following each comment. Per our telephone conversation, all changes mentioned herein will appear in the post-effective amendment to the registration statement that will be filed with the Commission under paragraph (b) of Rule 485 of the Securities Act of 1933 (the “Securities Act”) in April 2025.

Comment 1

MoA US Government Money Market Fund – Principal Investment Risks

The Commission staff notes that “Money Market risk” states, “ An investment in the fund is not a bank account and not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.”

The Commission staff suggests adding “is” before “not insured.”

Response 1	The Money Market risk disclosure will be revised to read: “An investment in the fund is not a bank account and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.”

Mutual of America Life Insurance Company	320 Park Avenue, New York, NY 10022-6839	mutualofamerica.com

Comment 2

MoA US Government Money Market Fund – Principal Investment Risks

The Commission staff notes that “Money Market risk“ states, “ The Fund’s sponsor has no legal obligation to provide financial support to the Fund.”

The Commission staff suggests deleting this sentence as this disclosure is no longer required by Form N-1A Item 4(b)(1)(ii)(B).

Response 2	The sentence will be removed from the Money Market risk disclosure.

Comment 3

MoA US Government Money Market Fund – Principal Investment Risks

Within the Negative Interest Rate Environment Risk, please consider adding disclosure regarding the uncertainty of potential tax implications or share cancelations.

Response 3

The Negative Interest Rate Environment Risk disclosure will be revised to add the underlined disclosure below:

“A negative interest rate environment could impact the Fund’s ability to maintain a stable $1.00 share price. During a negative interest rate environment, the Fund may reduce the number of shares outstanding on a pro rata basis through a reverse distribution mechanism, such as reverse stock splits, negative dividends or other “share cancellation” mechanisms (“RDM”) to seek to maintain a stable $1.00 price per share, to the extent permissible by applicable law, and subject to a determination by the Board that implementing an RDM is in the best interests of the Fund and its shareholders. If the Fund uses an RDM, the Fund will maintain a stable price per share, despite losing value, by reducing the number of its outstanding shares. Investors in the Fund would observe a stable share price but a declining number of shares for their investment. The Fund will notify shareholders of any such change. In the event that shares are canceled, tax treatment of distributions and shareholder basis is uncertain. Shareholders should discuss any tax implications of implementing an RDM with their tax adviser. Alternatively, the Fund may discontinue using the amortized cost method of valuation to maintain a stable $1.00 price per share and establish a fluctuating net asset value per share rounded to four decimal places by valuing the Fund’s investments at market or fair value. The above risks will also be present in a low interest rate environment.”

Comment 4

MoA US Government Money Market Fund – Performance/Annual Return

Since the MoA US Government Money Market Fund transitioned from the MoA Money Market Fund, please add disclosure that reflects that, prior to the transition date, the Fund operated as a prime money market fund invested in certain types of securities that the Fund is overall no longer permitted to hold. Please also note that, consequently, the performance information below may have been different if the current investment limitations had been in effect during the period prior to the Fund’s conversion to a government money market fund.

Mutual of America Life Insurance Company	320 Park Avenue, New York, NY 10022-6839	mutualofamerica.com

Response 4

The third paragraph of the Performance/Annual Return section will be revised as follows (additions marked with underline; deletions marked with ~~strikethrough~~):

“The information indicates some of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the Fund’s average annual returns for one, five, and ten years compare to those of a broad-based, unmanaged index for those periods. ~~The performance shown in the tables that follow was achieved when the Fund had different principal investment strategies, which permitted the Fund to make significant investments in a broader range of instruments, including in commercial paper, that generally offered higher yields than those then available by investing in U.S. government securities.~~ Prior to August 23, 2024, the Fund operated as a prime money market fund and invested in certain types of securities that the Fund is overall no longer permitted to hold. For example, the Fund was previously permitted to make significant investments in a broader range of instruments, including in commercial paper, that generally offered higher yields than those then available by investing in U.S. government securities. Consequently, the performance information below may have been different if the current investment limitations had been in effect during the period prior to the Fund’s conversion to a U.S. government money market fund. A fund’s past performance does not necessarily indicate how it will perform in the future.”

Comment 5

MoA Clear Passage 2070 Fund – Fee Table

The second footnote to the table captioned Annual Fund Operating Expenses in the Summary Section refers to a fee waiver agreement. Please include the fee waiver agreement as an exhibit to Part C.

Response 5	The Registrant confirms that the fee waiver agreement will be included in Exhibit 8(b) of Part C.

Comment 6	Statutory Prospectus – Important Additional Information About All Funds Please make sure to include the “Important Additional Information About All Funds” section in the 485(b) filing.

Response 6	The Registrant confirms that the 485(b) filing will include the “Important Additional Information About All Funds” section.

Comment 7	Statutory Prospectus – Description of Principal Risks The Commercial Paper risk is no longer included as a principal risk for any Fund. Consider removing this risk disclosure.

Response 7	The Commercial Paper risk will be deleted from the list of Principal Risks.

Comment 8	SAI – Fundamental Investment Restrictions In the Fundamental Investment Restrictions section of the SAI, please add disclosure with respect to how the Funds will consider a group of industries.

Response 8	The following underlined disclosure will be added after the list of Fundamental Investment Restrictions: “With respect to fundamental investment restriction #6 above: The Equity Index Fund, Small Cap Equity Index Fund, Mid-Cap Equity Index Fund and Catholic Values Index Fund will typically be concentrated to approximately the same extent that its underlying index concentrates in the stocks of a particular industry or group of industries ~~the same degree as the index each Fund tracks~~.”

Mutual of America Life Insurance Company	320 Park Avenue, New York, NY 10022-6839	mutualofamerica.com

Comment 9

SAI – Fundamental Investment Restrictions

The Commission Staff notes that the “Fundamental Investment Restrictions” section of the SAI states, “With respect to fundamental investment restriction #6 above: The MoA US Government Money Market Fund does not invest more than 25% of its total assets in the financial services industry. At the time of the next shareholder vote, the Fund will seek approval of the shareholders to remove from fundamental investment restriction #6 the language stating, ’except that the MoA US Government Money market Fund may invest more than 25% of its total assets in the financial services industry.’”

Please advise whether there has been a shareholder vote or plans for a shareholder vote.

Response 9	The Registrant confirms that it has not yet held a shareholder vote on this matter and has no immediate plans to hold a shareholder vote. The Registrant notes that because the Fund now operates as a Government Money Market Fund it is not expected to concentrate in any industry and does not anticipate any benefit to submitting an amended policy on industry concentration to shareholders of the Fund if a meeting of shareholders of the Fund is held while the Fund continues to operate as a Government Money Market Fund.

We believe that this submission responds fully to each of the aforementioned comments received from the Commission staff. If you have any questions regarding the Registrant’s responses, please do not hesitate to contact the undersigned at the above telephone number at your earliest convenience. We greatly appreciate your attention to this matter.

Sincerely,

/s/ Amy Latkin

Mutual of America Life Insurance Company	320 Park Avenue, New York, NY 10022-6839	mutualofamerica.com